UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 8, 2021

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center Str. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 9. OTHER EVENTS

Name Change

As previously disclosed in the Current Report on Form 1-U filed by VidAngel, Inc. (the “Company”) on March 5, 2021, the Company on March 1, 2021 entered into an Asset Purchase Agreement, dated as of March 1, 2021 (the “Agreement”), by and among the Company, Skip TV Holdings, LLC, a Utah limited liability company, and VidAngel Entertainment, LLC, a Utah limited liability company. In connection with the disposition of the Company’s content filtering services business pursuant to the Agreement, on March 8, 2021 the Company amended its certificate of incorporation to change the name of the Company to “Angel Studios, Inc.”

The Certificate of Amendment of Certificate of Incorporation, a copy of which is filed as Exhibit No. 2.1, is incorporated by reference into this Current Report on Form 1-U.

ITEM 9.1 EXHIBITS

The following exhibit is filed as part of this Current Report on Form 1-U:

Exhibit Number	Description

2.1	Certificate of Amendment of Certificate of Incorporation of VidAngel, Inc., dated as of March 8, 2021

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

Dated: March 11, 2021	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer